NEWS RELEASE

New York - AG	November 7, 2019
Toronto – FR
Frankfurt – FMV

First Majestic Reports Third Quarter Financial Results
Vancouver, BC, Canada - FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the third quarter ended September 30, 2019. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

THIRD QUARTER 2019 HIGHLIGHTS
(compared to Q3 2018)

•	Revenue up 10% to $97.0 million due to increasing silver prices in the quarter

•	Mine operating earnings of $27.8 million, up substantially compared to ($0.1) million in Q3 2018

•	Net earnings of $8.6 million, up 46% compared to Q3 2018

•	Cash flow per share was $0.17 per share (non-GAAP) compared to $0.11 per share in Q3 2018

•	Reduced cash costs by 44% to $3.83 per payable silver ounce compared to $6.85 per ounce in Q3 2018

•	Reduced All-in sustaining costs (“AISC”) by 29% to $10.76 per payable silver ounce compared to $15.12 per ounce in Q3 2018

•	Adjusted EPS of $0.06 after excluding non-cash and non-recurring items

•	Realized average silver price of $17.63 per ounce, up 20% compared to $14.66 in Q3 2018

•	Ended the quarter with $118.6 million in cash and cash equivalents, up $46.2 million compared to Q3 2018

“In the third quarter, our strong production results along with lower costs and higher metal prices drove a significant increase in cash generation for the business,” stated Keith Neumeyer, President and CEO of First Majestic. “We added $21.4 million to our treasury during the quarter as a result of continued strong production from our San Dimas and Santa Elena mines which together produced approximately 81% of the Company’s total production and generated mine operating earnings of $29.6 million, representing a 108% increase over the previous quarter. Our AISC of $10.76 per ounce was well below our annual guidance range of $12.98 to $13.94 per ounce primarily due to record gold production at Santa Elena and a five-year production high at La Encantada.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2019-Q3	2019-Q2	Change Q3 vs Q2	2018-Q3	Change Q3 vs Q3	2019-YTD
Operational
Ore Processed / Tonnes Milled	655,967	736,896	(11%)	864,056	(24%)	2,205,517
Silver Ounces Produced	3,367,740	3,193,566	5%	3,505,344	(4%)	9,892,695
Silver Equivalent Ounces Produced	6,636,716	6,410,483	4%	6,740,315	(2%)	19,320,876
Cash Costs per Ounce (1)	$3.83	$6.84	(44%)	$6.85	(44%)	$5.64
All-in Sustaining Cost per Ounce (1)	$10.76	$14.76	(27%)	$15.12	(29%)	$12.78
Total Production Cost per Tonne (1)	$78.87	$77.93	1%	$68.87	15%	$74.06
Average Realized Silver Price per Ounce (1)	$17.63	$14.80	19%	$14.66	20%	$16.04

Financial (in $millions)
Revenues	$97.0	$83.7	16%	$88.5	10%	$267.5
Mine Operating Earnings (Loss)	$27.8	$4.2	561%	($0.1)	19,151%	$42.3
Net (Loss) Earnings	$8.6	($12.0)	172%	$5.9	46%	($0.5)
Operating Cash Flows before Movements in Working Capital and Taxes	$34.6	$17.7	95%	$20.7	67%	$76.0
Cash and Cash Equivalents	$118.6	$94.5	26%	$72.4	64%	$118.6
Working Capital (1)	$149.2	$129.5	15%	$127.8	17%	$149.2

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.04	($0.06)	171%	$0.03	38%	$0.00
Adjusted EPS (1)	$0.06	($0.02)	392%	($0.03)	278%	$0.03
Cash Flow per Share (1)	$0.17	$0.09	93%	$0.11	59%	$0.38
(1)   The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

Q3 2019 FINANCIAL RESULTS
The Company realized an average silver price of $17.63 per ounce during the third quarter of 2019, representing a 20% increase compared to $14.66 in the third quarter of 2018 and a 19% increase compared to $14.80 in the prior quarter.

Revenues generated in the third quarter totaled $97.0 million, an increase of 10% compared to $88.5 million in the third quarter of 2018 primarily due an increase of 10% compared to $88.5 million in the third quarter of 2018 primarily due to a 20% increase in average realized silver price compared to the same quarter of the prior year, partially offset by a 10% decrease in silver equivalent ounces sold at market prices.

The Company reported mine operating earnings of $27.8 million, its highest level since the first quarter of 2013 when the average realized silver price per ounce was $29.63. This compares to a mine operating loss of $0.1 million in the third quarter of 2018. The increase in mine operating earnings in the quarter was attributed to a combination of higher metal prices, record production from Santa Elena, the highest production at La Encantada since 2014, as well as cost savings upon temporary suspension of activities at the La Parrilla and San Martin mines which were operating at losses in the same quarter of the prior year.

Cash flow from operations before movements in working capital and income taxes in the quarter was $34.6 million ($0.17 per share) compared to $20.7 million ($0.11 per share) in the third quarter of 2018.

The Company generated net earnings of $8.6 million (EPS of $0.04) compared to net earnings of $5.9 million (EPS of $0.03) in the third quarter of 2018. Adjusted net earnings for the quarter was $11.9 million (Adjusted EPS of $0.06) compared to a net loss of $6.4 million (Adjusted EPS of ($(0.03)) in the third quarter of 2018, after excluding non-cash and non-recurring items.

Cash and cash equivalents at September 30, 2019 was $118.6 million, an increase of $24.1 million compared to the previous quarter, while working capital was $149.2 million compared to $129.5 million in the previous quarter.

OPERATIONAL HIGHLIGHTS
The table below represents the quarterly operating and cost parameters at each of the Company’s five producing silver mines during the quarter.

Third Quarter Production Summary	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	Consolidated
Ore Processed / Tonnes Milled	173,679	229,094	191,926	33,439	27,829	655,967
Silver Ounces Produced	1,639,481	632,216	885,627	135,420	74,997	3,367,740
Silver Equivalent Ounces Produced	3,502,102	1,859,170	891,205	258,683	125,557	6,636,716
Cash Costs per Ounce	$2.28	($7.24)	$10.72	$16.27	$29.83	$3.83
All-in Sustaining Cost per Ounce	$7.30	($5.17)	$12.67	$28.81	$39.77	$10.76
Total Production Cost per Tonne	$135.71	$57.78	$47.86	$89.40	$98.98	$78.87

Total production in the third quarter was 6,636,716 silver equivalents ounces, representing a 2% decrease compared to the prior quarter. Total production consisted of 3.4 million ounces of silver, 35,791 ounces of gold, 1.9 million pounds lead and 1.0 million pounds of zinc. By the end of the third quarter, total production in 2019 has reached 19.3 million silver equivalent ounces, or approximately 77% of the Company’s guidance midpoint of producing 24.4 to 26.0 million ounces.

COSTS AND CAPITAL EXPENDITURES
Cash cost per ounce for the quarter was $3.83 per payable ounce of silver, representing a significant 44% decrease compared to the previous quarter and beating cost guidance. The decrease in consolidated cash cost was primarily attributed to an increase in by-product credits due to a 44% increase in gold production at Santa Elena, a 13% increase in gold prices over the previous quarter, and a reduction of $5.9 million in operating costs due to temporary suspension of activities at the higher cost La Parrilla and San Martin mines.

All-in sustaining cost per ounce in the third quarter decreased 27% to $10.76 compared to $14.76 per ounce in the previous quarter. The lower AISC was primarily attributed to decrease in cash costs as well as reduced sustaining capital expenditures due to temporarily suspended operational activities at the San Martin and La Parrilla mines.

Total capital expenditures in the third quarter were $28.6 million, primarily consisting of $11.0 million at San Dimas, $5.8 million at Santa Elena, $3.5 million at La Encantada, $2.7 million at La Parrilla, $1.2 million at Del Toro, $0.3 million at San Martin and $4.2 million for strategic projects.

ABOUT FIRST MAJESTIC
First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 12.8 to 13.5 million silver ounces or 24.4 to 26.0 million silver equivalent ounces in 2019.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

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